Filed by CONSOL Energy Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: CONSOL Coal Resources LP

Commission File No. 001-37456

Date: November 9, 2020

CONSOL Energy Inc.

Earnings Conference Call

November 5, 2020 at 11:00 a.m. Eastern

CORPORATE PARTICIPANTS

Nathan Tucker - Director of Finance and Investor Relations

Jimmy Brock - Chief Executive Officer

Mitesh Thakkar - Chief Financial Officer

Bob Braithwaite - Vice President of Sales and Marketing

Dan Connell - Senior Vice President of Strategy

PRESENTATION

Operator

Good day, and welcome to the CEIX and CCR Third Quarter 2020 Earnings Conference Call.

All participants will be in a listen-only mode. Should you need assistance, please signal a conference specialist by pressing star, then zero. After safe presentation there will be an opportunity to ask questions. To ask a question, you may press star, then one on a touchtone phone. To withdraw your question, please press star, then two. Please note this event is being recorded.

I would like now to turn the conference over to Nathan Tucker, Director of Finance and Investor Relations. Please go ahead.

Nathan Tucker

Thank you, Matt, and good morning, everyone.

Welcome to CONSOL Energy and CONSOL Coal Resources Third Quarter 2020 Earnings Conference Call.

Any forward-looking statements or comments we make about future expectations are subject to some risks, which we’ve outlined in our press releases, and in our SEC filings, and are considered forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934.

We do not undertake any obligations of updating any forward-looking statements for future events or otherwise. We will also be discussing certain non-GAAP financial measures, which are defined and reconciled to comparable GAAP financial measures in our press releases and furnished to the SEC on Form 8-K. You can also find additional information regarding the companies on our websites www.consolenergy.com and www.ccrlp.com. We also posted a supplemental slide deck to both of our websites prior to this call, which we may reference this morning.

On the call with me today are Jimmy Brock, our Chief Executive Officer; Mitesh Thakkar, our Chief Financial Officer; Dan Connell, our Senior Vice President of Strategy; and Bob Braithwaite, our Vice President of Marketing and Sales.

In his prepared remarks, Jimmy will provide a recap of our third quarter 2020 performance and specific insights on marketing and operations. Mitesh will then discuss our liability management program, and details of our recently completed transactions, financial results, and preliminary expectations for 2021. After the prepared remarks, there will be a Q&A session in which Dan and Bob will be available to participate as well.

With that, let me turn it over to our CEO, Jimmy Brock.

Jimmy Brock

Thank you, Nate, and good morning, everyone.

Before I jump into the operational and marketing details, let me provide a brief high-level recap of the third quarter. We achieved several important milestones during the quarter.

CONSOL Energy Inc.

November 5, 2020 at 11:00 a.m. Eastern

On the safety front, we delivered a very strong performance as our Enlow Fork Mine, Bailey Preparation Plant, CONSOL Marine Terminal, and Itmann Project, each had zero recordable incidents.

Additionally, our total recordable incident rate improved significantly by 60% in Q3 of ‘20 versus Q3 of ‘19, and continued to remain well below the national average for our industry.

Managing risk from COVID-19 remains a priority at our operations. We continue to execute our enhanced sanitation, social distancing, and several other precautionary measures at our operations. The entire CONSOL team takes these measures very seriously, and places safety at the forefront of everything we do.

On the operations and marketing fronts, after facing significant headwinds from the reduced customer demand in the second quarter, we experienced a steady pickup in demand in Q3 of ‘20 driven by higher natural gas prices and hot summer weather.

As such, we ran four of our five longwalls for most of the quarter after ramping up our fourth wall in early August. We saw steady improvement in the demand for our coal throughout the third quarter compared to the second quarter. We expect to see further improvements in the fourth quarter as forward gas prices remained healthy, and most countries across the globe are reopening, and many of our customers sell their stockpile levels reduced by the relatively strong summer burn.

On the financial front, we continue to remain laser-focused on deleveraging our balance sheet and improving our liquidity. To achieve that, we completed multiple transactions during the quarter that not only boost income in the second half of 2020, but also improve our liquidity and financial flexibility.

We also recently announced our transaction to simplify our corporate structure by merging CCR into CONSOL Energy and have one public company moving forward. As Mitesh will discuss, we believe having one public company will also improve our credit metrics. Our finance and operations teams continue to focus on reducing discretionary spending as they manage through the pandemic related downturn.

Now, let me review our third quarter operational performance. Coal production at the Pennsylvania Mining Complex came in at 4.5 million tons in Q3 of ‘20 compared to 6.5 million tons in the year-ago quarter. The decline was due to a reduction in customer demand, compared to the prior-year period, as we continue to deal with the lingering effects of the COVID-19 pandemic. However, it is worth noting that our production in Q3 of ‘20 was nearly double what we produced and sold in Q2 of ‘20.

Demand has steadily increased since the end of the second quarter, and as I mentioned earlier, this allowed us to restart our fourth longwall in early August. For its share of the Pennsylvania Mining Complex, CCR produced 1.1 million tons of coal during Q3 of ‘20 compared, to 1.6 million tons in the year-ago quarter.

On the cost front, our average cash cost of coal sold per ton was $28.64 in Q3 of ‘20 compared to $32.78 in Q3 of ‘19, as our operation team was successful in keeping tight control over cash expenditures in the quarter. This performance is particularly noteworthy when you consider that we had three longwall moves and August and September, which typically increase cost.

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November 5, 2020 at 11:00 a.m. Eastern

The adjustments we made to our operations allowed us to reduce our overall average cash cost of coal sold per ton on our producing assets, and to partially mitigate the financial impact that reduced production volume. The improvement was primarily driven by lower mine maintenance and supply costs, contractors and purchase service cost, and project expenses. Compared to the second quarter, our mine (inaudible) cash cost declined to $4 million, from $32 million, as all three months were in production in the second half of the third quarter.

The CONSOL Marine Terminal had a throughput volume of 2 million tons during the quarter, compared to 2.4 million tons in the year-ago period. Despite a decline in shipments, our terminal revenues for the quarter were actually improved at $17 million compared to $16.3 million in the year-ago quarter.

Additionally, cash operating costs were improved at $4.8 million versus $6.3 million in the year-ago period, as the Terminal employees continued to successfully limit their cash expenditures in Q3 of ‘20.

I will now provide an overview of coal markets and an update on our sales performance and accomplishments. From a market perspective, demand trends turned positive in the third quarter of 2020. After a difficult start to the year with mild winter weather, low natural gas prices, and an extremely challenging second quarter with widespread economic shutdowns due to the COVID-19 pandemic, overall demand for our products improved in the third quarter from its low point in May. Hot summer weather and higher natural gas prices put coal in the money for many of our customers, and we were able to ramp up a fourth longwall in the quarter.

According to the EIA, coal share and generation fleet improved to 23% in August from 15% at its low in April, even with the overall electricity generation increasing by 45%. This means that not only did the overall pie expand, but coal took a bigger slice of the pie.

On the power price front, average PJM West day-ahead power prices were 13% lower in Q3 of ‘20 compared to Q3 of ‘19. However, on a positive note, the year-over-year decline was far less in the third quarter than it was in Q2 of ‘20, which was down roughly 28% compared to Q2 of ‘19.

Henry Hub natural gas spot prices followed a similar trend, averaging $2 per million BTU during the quarter or a 16% decline compared to Q3 of ‘19 which was improved from the 34% year-over-year decrease in the second quarter of 2020.

Natural gas prices started a significant upward trend in August, which has continued this fall. We saw multiple days at the end of October in which Henry Hub spot prices averaged over $3 per million BTU. You have to go all the way back to March of 2019 to find spot prices above the $3 mark.

While these are just a few data points, the recent trend is very encouraging. These higher natural gas prices have led to overall demand improvement, and resulted in an increase in coal burn in the U.S., which also led to decreased coal inventories for most of our customers.

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November 5, 2020 at 11:00 a.m. Eastern

On the domestic front, we continue to follow the coal and natural gas market trends very closely. First, low natural gas and crude oil prices earlier this year led to reduce capital expenditures and activities for E&P companies. As a result, the number of active U.S. gas rigs continue to trend downward.

IHS Markit reports that active U.S. gas rig count stood at 74 as of October 2, a reduction of 70 rigs versus the same time period in 2019. This is leading to forecast of $3+ natural gas prices for the entire calendar 2021 strip, which in mid-turn (phono) is leading the EIA to project a 21% increase in domestic coal burn in 2021, nearly reversing the decline we’ve seen from 2019 to 2020. This improved coal burn is expected to help drive demand for 100 million tons of additional U.S. coal production in 2021.

We expect these factors will continue to improve coal’s competitiveness as we close out 2020 and head into 2021 and will be an advantage as we work to lock in future volumes. We firmly believe the lack of investment across the coal space will limit the coal industry’s ability to quickly ramp back up to meet this demand. This could be a very advantageous situation for us, as we’ve prioritized keeping our minds well-capitalized in strong markets, which gives us the ability to scale up.

On the export front, seaborne thermal coal markets were slower to recover than the domestic market due to the reduced global LNG prices, and the continued impacts of the COVID-19 pandemic. However, we are seeing positive trends here as well. We are seeing a pickup in inquiries and activity in India, as its economy begins to recover from the COVID-19 related shutdowns.

While API2 prompt month prices were down 12% in the third quarter of 2020 compared to the year-ago period, they had nevertheless increased by nearly 50% as of early October compared to the year-to-date trough marked in late May, and are at their highest levels since October of 2019.

Due to supply constraints, we are seeing petcoke prices from the U.S. Gulf increase by over 30% during the quarter, which is pushing buyers, specifically at cement plants across the globe, to look at alternative fuels.

Additionally, LNG prices into Japan and Korea are currently at an 11-month high as of mid-October of 2020. From a marketing perspective, it is encouraging to see that demand for our coal has steadily improved since reaching its low point in May. We continue to maintain 100% of our existing customer base, and continue to see improvement from a contracted perspective beyond 2020.

As of September 30, we are 13.2 million tons contracted in 2021. However, we are in the middle of domestic RFP season, and we expect to secure meaningful volumes in the coming months.

With that, I will now turn the call over to Mitesh to provide the financial update.

Mitesh Thakkar

Thank you, Jimmy, and good morning, everyone.

CONSOL Energy Inc.

November 5, 2020 at 11:00 a.m. Eastern

Let me start by providing an update on our Liability Management Program, and color on our recently completed transactional opportunities. I will then review our 3Q ‘20 financial results and outlook for 4Q and 2021.

Our financial priorities for 2020 have been to maintain strong liquidity, reducing outstanding debt, and improve the risk profile of our balance sheet in order to create long-term value for our shareholders. It starts with maintaining full access to our revolving credit facility, while we execute our other strategic and financial objectives.

Management has initiated several actions this year aimed at ensuring the success of this strategy, despite a significant reduction in coal demand brought on by the COVID-19 pandemic.

First, throughout the year, we have reduced discretionary spending. This included reducing BMC Capex up to 50% compared to 2019 levels, and deferring the majority of our growth Capex at the Itmann Metallurgical Coal Mine, and allocating those dollars to debt reduction. We initiated cost reduction efforts and realigned our operations to better match output with demand.

Second, in the second quarter of 2020, we suspended CCR’s gas distribution to all unit holders, which resulted in annual cash conservation of approximately $22 million at CEIX level, and approximately $58 million at CCR level.

Third, we moved early to amend our credit agreement, which provided us with eight quarters of covenant relaxation, while also providing continued access to our $400 million revolving credit facility. We also added additional flexibility to repurchase our outstanding second-lien notes without a leverage test.

Fourth, we have been strategic in our approach to buying back our second-lien debt and capturing the arbitrage, as the notes have traded well below par. After suspending the program in 2Q ‘20 to conserve liquidity, we bought back $2 million of our second-lien notes in the third quarter.

Year-to-date, we have deployed $26 million of capital to retire approximately $45 million face amount of our second-lien notes at a significant discount to par value, which reduced our leverage, and reduced annual interest expense by $5 million. We continue to deploy additional capital towards our second-lien debt buyback in the month of October as well.

In the second half of 2020, we completed multiple transactions that boosted liquidity and improved financial flexibility. In aggregate, CEIX and CCR expect to record $60 million to $70 million and $9 million to $10 million, respectively, in miscellaneous income and gain on sale of assets in the second half of 2020.

To that extent, in the third quarter of 2020, CEIX recorded $26 million in income and gains related to these items, and expects to record an additional $34 million to $44 million in the fourth quarter of 2020. CCR expects to record its $9 million to $10 million portion in fourth quarter of 2020.

From a cash flow perspective, CEIX received approximately $9 million in cash in 3Q ’20, and anticipates receiving approximately $15 million to $20 million in cash during 4Q ’20,

CONSOL Energy Inc.

November 5, 2020 at 11:00 a.m. Eastern

and $20 million to $25 million in cash during 2Q ‘21. The remainder is expected to be collected in the second half of ‘21 and beyond. (Inaudible) share, CCR anticipates receiving approximately $4 million in cash during 4Q ‘20 and approximately $6 million in cash during 2Q ‘21.

Finally, CEIX recently signed a merger agreement with CCR to acquire all outstanding common units of CCR that CEIX does not already own in an all-stock transaction. This is an extremely important transaction for both entities for a multitude of reasons.

As Jimmy mentioned, it simplifies our corporate structure, which streamlines financial reporting and creates additional transparency for our investors and analysts. On the financial side, we expect to see an immediate improvement in our credit metrics, enhanced access to capital and long-term benefits for our equity holders.

Pro forma for this transaction, CEIX’s third quarter 2020 bank EBITDA will improve by approximately $46 million, resulting in 0.6 ton improvement in our net leverage ratio. More importantly, we expect this deal to accelerate our ability to initiate capital returns under our covenants, which are currently restricted, given the leverage ratio test of 2.0 times. We also expect this transaction to generate approximately $3 million in annual synergies.

To summarize, we believe this deal unlocks significant value for all our stakeholders through improved financial flexibility and transparency. Despite an extremely challenging year from a demand perspective, in the midst of an ongoing pandemic, I’m extremely proud of the accomplishments of our team as they continue to identify ways to improve our financial flexibility and liquidity. We believe that these actions have put us in a much stronger position to take advantage of the potential market recovery in 2021 as indicated by the current gas forwards.

With that, let me now recap our third quarter results. We will review CEIX first, then CCR.

CEIX reported third quarter 2020 attributable net loss of $7.2 million or $0.28 per diluted share compared to net income of $4.3 million or $0.16 per diluted share in 3Q ‘19.

On a positive note, CEIX reported 3Q ‘20 Adjusted EBITDA of $68.3 million, and organic free cash flow of minus $3.8 million, which marks a significant improvement from 2Q ‘20 levels as our operations began to recover from the pandemic-driven demand decline. More importantly, CEIX generated approximately $4.3 million of free cash flow in 3Q ’20, if you consider cash received from asset sales.

It is worth noting that, on average, our mines only ran at approximately 63% capacity utilization during the third quarter. This highlights the cash generation capability of our assets when they run at 95%+ capacity utilization, as they have done in the last two years.

We ended the third quarter with cash and cash equivalents of $22 million, a modest reduction from $33 million at the end of second quarter. Of the $11 million reduction in cash, we used approximately $15 million towards debt repayment. At the end of 3Q ‘20, we were in full compliance with our credit covenants and maintained full access to our $400 million revolving credit facility with no borrowings outstanding.

CONSOL Energy Inc.

November 5, 2020 at 11:00 a.m. Eastern

Now, let me update you on CCR. This morning, CCR reported a net loss of $5.5 million, Adjusted EBITDA of $9.4 million, and distributable cash flow of negative $1.6 million for third quarter. This compares to net income of $7 million, Adjusted EBITDA of $20 million, and distributable cash flow of $9.2 million in the year-ago quarter.

In 3Q ‘20, CCR generated $10.8 million in net cash from operating activities, which included a $4 million improvement in working capital. After accounting for $3.9 million in capital expenditure, and $1.6 million in finance lease payments, we were able to reduce our outstanding debt on the intercompany loan with CEIX by $4.9 million in the third quarter. Nonetheless, due to the continued reduction in the trailing 12-month EBITDA, CCR finished the quarter with a net leverage ratio of 3.4 times.

Now, let me provide some preliminary color on what we expect heading into 2021.

On the operational front, we expect production to improve significantly in fourth quarter of ‘20 compared to third quarter ‘20, absent any more COVID-related shutdowns. Shipments have been returning to more normal levels, despite the uncertainty that still exists. We have seen an improvement in inquiries in the domestic market on the back of rising natural gas prices, and we secured 500,000 tons during the third quarter for delivery into fourth quarter 2020 as inventory levels at most of our customer plants are at or below normal levels for this time of the year.

Exports demand is improving as well, specifically into India where the economy is reopening. Staying focused on cost containment and managing liquidity while opportunistically taking advantage of the arbitrage and the price of our publicly-traded debt will be our top priorities. As we look into 2021, we currently expect a rebound in coal burn and demand for coal.

Jimmy walked through the main drivers, but let me reiterate that the tightness in the supply of natural gas is driving up pricing in the spot market and forward strip. This should improve the competitiveness of our product, and we have seen a willingness from utilities to engage in discussions for long-term contracts. We’ll continue to focus on the things we can control and ensure we are ready to fully capitalize on any additional improvements in the marketplace.

We currently have a 2021 contracted position of 13.2 million tons at an expected price of approximately $43 per ton, assuming an average power price in PJM West of $29.83 per megawatt hour, consistent with the current forward strip. From a balance sheet leverage perspective, we expect third quarter 2020 to mark the peak leverage and expect further improvement in coming quarters.

With that, let me turn it back to Jimmy to make some final comments.

Jimmy Brock

Thank you, Mitesh.

Before we move on to the Q&A session, let me take this opportunity to provide an update on some of our other business development initiatives that we have been working on, and a recap of our accomplishments year-to-date.

CONSOL Energy Inc.

November 5, 2020 at 11:00 a.m. Eastern

We continue to progress with development mining at our Itmann Mine project where we are operating a single section one-shift-per-day at minimal cost, and we continue to be encouraged by what we see in terms of coal quality and same conditions. We maintain the capability to ramp-up this project, consistent with our capital allocation process when market conditions warrant, providing a solid pathway for organic growth and diversification.

We also are seeing meaningful progress on our technology-driven growth initiatives. OMNIS is well underway with construction of its first commercial module by Preparation Plant, which will convert a portion of our thickener underflow waste stream into salable carbon and mineral matter of products. That first module is on track to be operational next year. We’ve seen positive R&D breakthroughs in the coal-to-products work that we are doing with CFOAM, Ohio University, and engineered profiles as well.

And last but not least, we received news in late October that the U.S. Department of Energy has selected our Coal FIRST project to proceed into the next phase of development. This project is evaluating the possibility of constructing an advanced coal-based power plant of the future in the vicinity of our Pennsylvania Mining Complex.

The plant would be designed to utilize highly efficient pressurized fluidized bed combustion technology to fire waste coal from our mining operations, and would be equipped with biomass coal firing and carbon dioxide capture and storage to achieve net neutral or negative carbon dioxide emissions.

Under the newly selected project, we’ll be working on a detailed front-end engineering and design study during the next 2.5 years with approximately 80% of the funding provided by the DOE with a go—no-go decision point after that.

We are still obviously in early stages of this endeavor, but we believe it provides an exciting opportunity for us to help define the future of our industry. I am extremely proud of the resolve of our entire team.

From the onset of this pandemic, we decided we weren’t going to sit back and simply react. We focused on taking tangible steps to position ourselves to benefit from the eventual recovery. While each step was important, our most recent accomplishment is the one I’m most excited about, which is our announced Merger Agreement with CCR. We believe this merger will set us up for success in the future as we navigate the continued uncertainty in the market and head into what is shaping up to be an improved 2021.

This merger creates one entity that is stronger and more flexible than the two separate entities we have today. We believe this transaction is beneficial to all stakeholders of CEIX and CCR. This agreement simplifies CONSOL’s corporate structure and is expected to increase CEIX public float and trading liquidity, as well as enhance its access to capital markets.

All of these are crucial for success, given the headwinds are sector faces. We believe the completion of this transaction couldn’t have come at a better time, and this consolidate Company can take full advantage of a potential market recovery heading into 2021.

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November 5, 2020 at 11:00 a.m. Eastern

We truly believe that we are stronger together than we are apart, and this is the right thing to do for both entities. We expect that we will receive the required approvals needed from both CEIX stockholders and CCR unitholders.

Lastly, let me provide a brief update on our negotiations during the Murray bankruptcy. As we have stated before, we cannot comment on ongoing litigation, but we can provide an update that we have entered into a settlement with the Murray debtors. This settlement addressed all open matters between CONSOL and Murray in the bankruptcy along with assuring Murray’s cooperation is consistent with historical practices with respect to each party’s payment obligations related to workers’ compensation and black lung clients.

The settlement provides value to CONSOL through the sale and transfer of certain other assets between the parties. We refer you to our 10-Q for the impact of such settlement on our financial statements.

With that, I will hand the call back over to Nate for further instructions.

Nathan Tucker

Thank you, Jimmy.

We can now move to the Q&A session of our call.

Matt, can you provide the instruction to our callers please?

QUESTIONS AND ANSWERS

Operator

We will now begin the question-and-answer session. To ask a question, you may press star, then one on your touchtone phone. If you are using a speakerphone, please pickup your handset before pressing the keys. If at any time your question has been addressed, and you would like to withdraw your question, please press star, then two. At this time, we will pause momentarily to assemble our roster.

Our first question comes from Mark Levin with The Benchmark Company. Please go ahead.

Mark Levin

Great, thanks very much, appreciate you taking my questions. The first one is more of a modeling one, and then I’ll go big picture, but when you look at the fourth quarter versus the third quarter, maybe you can comment on longwall move, just thinking how you think production will look relative on a sequential basis, cost etc. Just kind of thinking about what 4Q looks like the 3Q?

Jimmy Brock

Okay, thanks. Mark, Q4 as we said earlier in our statement here. We think, Q4 is going to be significantly better than Q3. We are running all four longwalls now, and we do not have any longwall moves in Q4. We are well-prepared to ramp up if we need to, and as we’ve always said, we’ll run to market conditions. As far as the cost goes, we don’t have longwall moves. We think that Q4—our goal is to stay sub 30 of cash cost, and we think we could even see some improvements in that here in Q4.

CONSOL Energy Inc.

November 5, 2020 at 11:00 a.m. Eastern

Mark Levin

That’s very, very good news. Let me shift a little bit to Murray, and I know there is some discussion of it in the Q, but maybe you can—and I know you don’t want to get into too many specifics and you may not be able to even if you want to, but maybe you can just provide at least a little bit of color as to how to think about the financial impact to CONSOL, specifically in in 2021 and beyond?

Jimmy Brock

Yes, I can’t disclose Mark the individual settlements (phon), but you can look in our Q, and you can kind of do the math and come out close to answering your own question there.

Mark Levin

Okay, fair enough. Fair enough, let me switch a little bit to on AROs and surety bond providers and that fund discussion, that is an issue, obviously, that has been coming up a lot more as it relates to U.S. coal companies. Maybe you could provide some background in terms of how you guys are positioned vis-à-vis third-party surety bond providers, and some guideposts in terms of how to think about what a worst-case scenario might look like if cash collateral calls started to come through the door?

Mitesh Thakkar

Yes, Mark, I’ll take that. This in Mitesh here.

So, as you know the surety and insurance markets have been increasingly challenging and particularly for coal companies, we have heard it with other companies as well. During the third quarter, we issued about $17 million of letters of credit to our surety providers. We keep an open and transparent dialogue with our surety providers and have been successful in minimizing large impact on our overall liquidity.

I think the key to providing comfort for our surety providers is to make sure that we are doing necessary work that needs to be done, and making sure they understand that we have access to liquidity. The business has started to turn around as you can see from our numbers, and we anticipate that that’s going to help us in this conversation, as well. We anticipate some more letters of credit here in the fourth quarter, around the same number that we had in the third quarter, and it’s an active process. We continue to have an active dialogue here with our surety providers.

Mark Levin

My final question has to do with liquidity. So, against that backdrop, Mitesh and Jimmy, what is the appropriate amount of liquidity that you think it makes sense for you guys to have in this kind of environment? I mean, how do you or how will you manage sort of what that minimum liquidity number is versus maybe going into the open market, and buying back second liens?

Mitesh Thakkar

So, I think the answer is different depending on where you are in the market cycle, right? Like when your mines are not running like what we had in the second quarter, you noticed that we suspended our buyback program completely. That’s when you are actually conserving liquidity. Our mines generate a consistent free cash flow when they are running. So, I think that gives us a lot of comfort, but you always have the plan for it.

CONSOL Energy Inc.

November 5, 2020 at 11:00 a.m. Eastern

I feel comfortable in terms of the access that we have to our revolving credit facility. We don’t anticipate borrowing on our revolving credit facility on a consistent basis to run our operations. That is there as a source of liquidity for us, and that has been our game plan since day one.

To the extent as things have started to improve, I think I mentioned on my last call or the one before that, that going back into the market to buy back our second lien will be not only contingent on how much cash we have on hand, but also on how the market has been unfolding. So, to the extent that Jimmy said on the call earlier the fourth quarter is looking really strong, and we have a very good indications for 2021, I think that gives us a lot of comfort to start going back into the market and buy our second lien. But you would notice that, just like in the past, we are going to be market-driven.

We are going to make sure that we stay in compliance with our covenants, and we are going to make sure that we have adequate liquidity that we need. So, we are going to be very—we are not going to buy a lot of debt at one time, and we are going to do a piecemeal (phon) on a monthly, weekly basis rather than doing a large tender offer or something like that.

Mark Levin

That’s perfect. Thanks guys, I appreciate the time.

Jimmy Brock

Thanks, Mark.

Operator

Our next question comes from Matthew Fields with Bank of America. Please go ahead.

Matthew Fields

Hey, everyone. Few things for me. First of all, I appreciate the color, Mitesh, on the sort of cash proceeds from these asset sales and the schedule. I just want to go over that because you went over kind of fast. Nine million in 3Q, you say you expect $15 million to $20 million in 4Q, $20 million to $25 million, was it 2Q ’21, and then the rest beyond that?

Mitesh Thakkar

Yes, Q2 ‘21, and the rest is beyond that.

Matthew Fields

Okay. So that’s $15 million to $25 million in the second half of ’21?

Mitesh Thakkar

Not second half of ‘21, it could be beyond that as well, and the actual proceeds might be higher, Matt, than that $15 million to $20 million that is left over per your calculation because we discount that value back when we are booking income.

Matthew Fields

Okay. Then do you have a timetable for that last piece?

CONSOL Energy Inc.

November 5, 2020 at 11:00 a.m. Eastern

Mitesh Thakkar

I would say, starting second half of 2021, it’s not material in any given period. So, it’s going to be spread out a little bit over years.

Matthew Fields

Okay, great, thank you. I think Mark asked about LCs(phon), and you said, it’s a tough answer, because it’s a constant negotiation, but you increased LCs, I think $11 million in the quarter held against that revolver. Have you had the increased LCs in the fourth, yes?

Mitesh Thakkar

Yes, sorry, go ahead.

Matthew Fields

Yes. I think $17 million between the revolver and the AR facility?

Mitesh Thakkar

Correct.

Matthew Fields

Have you had to have increase LCs post anymore collateral in October?

Mitesh Thakkar

I said we are expecting around the same number of increase in the fourth quarter as well.

Matthew Fields

Okay. So, another $17 million of collateral post? Okay.

Mitesh Thakkar

What gives me a little bit more comfort is, we have had dialog with most of our surety saw (phon). I feel good about where we are, and like I said, when the business starts doing well, and the results start pouring in, I think it gives our surety companies a lot more comfort to that the Company has started generating cash.

Matthew Fields

And then do you have any line of sight on when perhaps might get to release some of that collateral?

Mitesh Thakkar

Couple of things we are working on, but too soon to announce anything right now, but we are working on few things. Also remember, we do have excess capacity on some of our surety provider. So, if we need to move things around, we can move things around.

Matthew Fields

Okay, that’s helpful. I think you may just mention this in passing, but did you buy back more second-lien bonds in October?

Mitesh Thakkar

We did. We did. I don’t have the exact number in front of me, but should be in the high-single digit million dollars.

CONSOL Energy Inc.

November 5, 2020 at 11:00 a.m. Eastern

Matthew Fields

Okay, and roughly the market price?

Mitesh Thakkar

Well, yes, whenever we bought, we bought it in open market. So, whatever the price was then, but I did notice that our second-lien debt has traded up over last month or so. So, the blended average could be lower than what the current market price is.

Matthew Fields

Okay. I know you sort of are more comfortable buying back bonds when your mines are kind of more operating fulsomely like they might be in the fourth quarter. Ultimately, you have plenty of liquidity, what’s the gating factor on buying back more second-liens? Is it the liquidity of the bond issue itself? You don’t want to raise the price five points by going in for $10 million, or what’s kind of the gating factor there to buy more?

Mitesh Thakkar

So, liquidity is definitely a concern, but also remember like what I said before that I don’t want to do so significant deployment of capital. At this time, mines are running great. We have a good visibility how fourth quarter looks like and potentially beyond that too, but I can’t forget the fact that we just had record COVID cases in U.S. a couple of days ago. You have to keep these things in mind and be cognizant of how things are playing out around the world for—I hope it doesn’t happen, but things could shut down again, and you don’t want to be in a situation that you deployed all your bullets at one goal.

Matthew Fields

That’s a fair point. Lastly from me, of the 13.2 million tons contracted for ‘21, are any of those in the export market?

Bob Braithwaite

Hi, Matt. This is Bob. We have very little contract in the export market next year at this time. We did mention we do have some carryover volume that we’re working with customers. The majority of that carryover volume is the volume that we currently have under contract with our partner, export partner Xcoal, we continually work with them. In the first quarter, Jim McCaffrey mentioned that we were on pace for our 10 million ton goal, 10 million tons of exports this year, and then we had to shut down across the globe.

So, we have seen some pick up here in the third quarter and into the fourth. We’re working with Xcoal to ensure that those volumes move, but I will tell you that 13.2 million tons, zero tons of those of—I should say, zero of those Xcoal carryover tons are in that number. So, we’re starting to get a little bit more clear picture here going forward on the export market, and we’ll continue to work with Xcoal to get those volume shipped that we have under contract. So, basically the majority of those volumes next year, the 13.2 million, are domestic.

Matthew Fields

Okay, that’s very helpful. Thanks very much, guys. Good luck next quarter.

Jimmy Brock

Thanks, Matt.

CONSOL Energy Inc.

November 5, 2020 at 11:00 a.m. Eastern

Mitesh Thakkar

Thank you.

Operator

As a reminder, if you have a question, please press star, then one to be joined into the question queue.

Our next question comes from Lucas Pipes with B. Riley. Please go ahead.

Lucas Pipes

Hey, good morning, everyone.

Mitesh Thakkar

Hi, Lucas.

Jimmy Brock

Hey, Lucas.

Lucas Pipes

I wanted to follow-up on your presentation from a few weeks ago. You’ve got a lot of questions on the $80 million of free cash flow pro forma 2021 on the heels of the consolidation. At the time, I asked what sort of pricing on the contracted tons is underpinning that guidance. So, I want to repeat that question today, and any other color you might be able to share. For example, the proceeds from asset sales, would that also be included in the $80 million of free cash flow? I really appreciate your color. Thank you.

Mitesh Thakkar

Lucas, I would say, the income would have expected to be booked in 2020. So, it would not have been reflected in that $80 million number from a free cash flow perspective. But the cash generation of, I think, the $20 million to $25 million that I referred to for the second quarter would be in that number.

Lucas Pipes

Very helpful, thank you. In terms of pricing, what sort of pricing assumptions are baked in? Obviously, you’ve booked 13.2 million tons, so maybe you can speak to that. Then also what you are assuming on contract (phon) or rather unpriced tons for the balance?

Bob Braithwaite

Lucas, this is Bob. As Jim mentioned, we are right in the heart of RFP season right now. We have several bids out that we expect to get some feedback and some positive feedback, for that matter here, over the next several weeks, and as Jim mentioned, we expect to secure meaningful volumes.

On the pricing clearer front, for competitive reasons, I want to be careful what I say, but I would suggest to you, if you look at the market in general, there is a lot of contango in our market. Gas prices are in contango, power prices are contango. I would simply suggest to you that when you look at the current public marks out there, whether you’re looking at IHS Coaldesk, etc., we’re expecting that those prices will be north of what those published marks are, and I think, you’ve heard this before, there is no one out there that can live with these at these current prices long-term.

CONSOL Energy Inc.

November 5, 2020 at 11:00 a.m. Eastern

So, we feel very confident about our ability to secure meaningful volumes under these current RFPs that are out, and our expectations are pricing will be better than what you’re currently seeing in the forward.

Dan Connell

Yes, Lucas. This is Dan. I might just add a little bit more color to that. We are still obviously in a period of transition kind of climbing out from the bottom that we faced this year. I’m not sure that people always appreciate the stretch that we’ve gone through here with gas prices. I mean, looking at the first 10 months of the year, gas has only been above $2 in 3 of those 10 months, January, August and October, never been above $2.50, and to find gas below $2 prior to the stretch, you’ve got to go all the way back to May of 2016 when we were at $1.92 Henry Hub spot price.

And if you look at kind of the scenario then, you had Northern App coal in the spot market published prices at about $33.50, you had PJM West power rated at about $24.30, and soon thereafter going into 2017, we did see gas prices improve to right around $3 per million BTU, very similar to where the forward strip sits right now for next year. Given time to recover, Northern App spot prices got back up to right around $47 to $48 on a spot basis published prices. PJM West power fell in line at about $29 and change per megawatt hour.

So, a very similar scenario setting up, I would say. When you look at the forward strips for gas and power heading into 2021, and as Bob said, just need the market to balance, and I think many of the same fundamentals still exist.

Lucas Pipes

That’s very helpful. Thank you for that. Then second question, you touched on this in the prepared remarks and some of the earlier questions, but just to make sure I’m not missing anything, all the mines are fully running here, is that right, and would that be the outlook for 2021 at this point as well?

Jimmy Brock

Currently, Lucas, we’re running four longwalls. Typically, we run five, but we’re currently running four. We’ll have our other longwall well set and ready to go if market conditions warrant that we ramp up to that, so we would love. But I would tell you today, we’re running at about 6 million tons to 6.5 million tons a quarter, and as you well know, we can run 27.5 million tons to 28 million tons. So, I would say we’re running at about 85% to 95% capacity currently today, and if market warrants, we certainly have the ability to ramp back up to that 27 million tons plus number.

Lucas Pipes

That’s very helpful. I appreciate that, and continued best of luck.

Jimmy Brock

Thanks, Lucas.

Mitesh Thakkar

Thanks.

Operator

Our next question comes from Nick Jarmoszuk with Stifel. Please go ahead.

CONSOL Energy Inc.

November 5, 2020 at 11:00 a.m. Eastern

Nick Jarmoszuk

Hi, thanks for taking the questions. The first one on the 13.2 million tons for ‘21. Directionally can you let us know if the contracts with those replaced, is that pricing up or down?

Jimmy Brock

When you say contracts replaced, I’m not sure I’m following your question.

Mitesh Thakkar

You mean the new contracts, Nick?

Nick Jarmoszuk

Yes, yes. The new contracts for those 13.2 million tons, is the roughly $43, is that up relative to what you were receiving for those tons in 2020?

Jimmy Brock

So, 2021, I would suggest that the contracts that we’re currently negotiating or deals that we’re currently negotiating, it depends on the timing of the market. Today, I’d said you’re probably a little bit below that $43 average number. However, one thing that I see happening right now is many utilities are still concerned about COVID.

So, they’re not buying, I’ll say 100% of their burn needs for next year. They’re leaving a lot more open for the spot market. I think Dan just went through some good math that suggest should these economies reopen, should people get back to working in their offices, kids going back to school, I think there’ll be a strong spot demand in spot market happen in the first quarter of next year, and potentially even further out, and at that time, I think that the pricing will improve.

So, again for the contracts we’re currently talking about, I’d say they are above the published marks, but probably somewhat somewhere below the $43 average price we currently have today.

Nick Jarmoszuk

Then on the second lien buybacks I believe you have a $25 million annual limit for those repurchases. First question is, is that still in place, and then is there any consideration to going back to the first lien lenders to loosen up that basket?

Mitesh Thakkar

Listen, we look at all the tools that we have from a corporate finance perspective. I will say that we still have availability on that basket, so it’s not that we need to go back to seek relief or anything like that. I think, and the Coal desk trading liquidity in the second lien bonds is like right now, I don’t think I can do $50 million of buyback when my second lien given the trading liquidity without running of the prices as high, because that basket is on market—is on face value—is on market value. So, at $0.50 on $1, you can do retire like $50 million. I’m rounding, it depends on the market value, right.

I think that’s, that capacity is good for us through December. I mean, next year we are going to get a new bucket for that, and hopefully our leverage is going to go down and we will have other baskets open up for us. So, I think from a strategic perspective, if you think about it, you have the bucket for the rest of this year, you will have new bucket next year, and if our leverage drops below two, you will have other baskets open up that will allow you to buy back. So, I don’t see the need to go back to the first lien lenders to ask for more, more capacity, if you will.

CONSOL Energy Inc.

November 5, 2020 at 11:00 a.m. Eastern

Nick Jarmoszuk

Okay. Then final question, just on working capital. How should we think about that for the next couple of quarters, whether it’s a source or use of capital?

Mitesh Thakkar

That is a little bit tough question to answer, and I’ll tell you why, because a lot of the times the working capital is driven by what the mines do. As you know, we don’t have a lot of inventory space, so the mine stop producing, we will collect our payments from the last month, and your receivable balance will come down as you might have noticed that has picked back compared to last quarter, because we are shipping a lot more coal now. So, that is one driver.

A couple other things that I mentioned that is going to help working capital is, for example, the $20 million to $25 million payment that we are expecting in the second quarter of next year that should—that sits on the working capital right now, it’s going to reverse next year.

Nick Jarmoszuk

Okay. That’s all I had. Thank you.

Jimmy Brock

Thanks, Nick.

CONCLUSION

Operator

This concludes our question-and-answer session. I would like to turn the conference back over to Nathan Tucker for any closing remarks.

Nathan Tucker

Thank you, Matt. We appreciate everyone’s time this morning, and thank you for your interest in and support of CEIX and CCR. Hopefully, we were able to answer most of your questions today, and we look forward to our next quarterly earnings call. Thank you.

Jimmy Brock

Thanks, everyone.

CONSOL Energy Inc.

November 5, 2020 at 11:00 a.m. Eastern